Appointment of Executive Officer
On August 28, 2008, Board of Directors of Shinhan Financial Group appointed Sung Ho Wi as the new Deputy President of the Group.

Mr. Sung Ho Wi was formerly the Managing Director of Shinhan Financial Group. Mr. Wi also served as the Head of the Integration Coordination Team of Shinhan Financial Group in 2005 and the Head of the Private Banking Department of Shinhan Bank, our wholly owned bank subsidiary, in 2004.

Jae Woon Yoon, the former Deputy President, has resigned from his position as his term in office expired today.